October 11, 2018

Devon Jones
Chief Executive Officer
Intelligent Highway Solutions, Inc.
9516 Rossport Way
Ell Grove, CA 95624

       Re: Form 10-K for the year ended December 31, 2016
           Filed June 29, 2017
           File No. 000-55154

Dear Mr. Jones:

        We issued an oral comment to you on the above captioned filing on March 27, 2018 in which we requested you to include PCAOB audited financial statements for Crescent for 2016 and through the acquisition date in your 2017 Form 10-K. As of the date of this letter, you have not yet filed your Form 10-K for 2017 and therefore this comment remains outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by
October 25, 2018.

        If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Claire DeLabar at (202) 551-3349 or Terry French at (202) 551-3828 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Telecommunications